UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017078

NO ACT
P.E 1-7-03
132-2345

March 10, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Marriott International, Inc.
Incoming letter dated January 7, 2003

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to Marriott by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters and Joiners of America
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

CR

GIBSON, DUNN & CRUTCHER LLP
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A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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www.gibsondunn.com
rmueller@gibsondunn.com

January 7, 2003

Direct Dial
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Client No.
58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund — Securities Exchange Act of 1934 — Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Marriott International, Inc. ("Marriott"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal and Supporting Statement, which Marriott received on November 25, 2002, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Marriott's intention to omit the Proposal and its Supporting Statement from the 2003 Proxy Materials. Marriott presently expects to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Marriott files its definitive 2003 Proxy Materials with the Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal concerns Marriott's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

We understand that in *Tyco International, Inc.* (avail. Dec. 16, 2002) the Staff determined that a similar shareholder proposal was not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3). For the reasons addressed below, we hereby request that the Staff reconsider this position in light of substantial Staff precedent holding that proposals containing specific criteria and details, like the Proposal, are excludable even if they relate to significant policy issues.

THE PROPOSAL

The Proposal requests that Marriott's Board of Directors:

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials on the bases set forth below.

BASES FOR EXCLUSION

I. The Proposal Micro-Manages Marriott's Operations under the "Ordinary Business" Rule Analysis. Accordingly, Marriott May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

The Staff consistently permits the exclusion of shareholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. This principle is required under the Commission's analysis in the 1998 Release recognizing that shareholder proposals that seek to micro-manage a company's operations are a distinct type of proposal excludable under Rule 14a-8(i)(7), separate and apart from whether a proposal's subject matter implicates significant social policy issues. *See* The 1998 Release. As discussed in more detail below, the Staff has recognized micro-management as a separate basis for exclusion under Rule 14a-8(i)(7) in a variety of contexts that touched significant policy issues, including in the context of corporate policies on environmental issues, charitable contributions and corporate finance policies. *See, e.g., E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where environmental proposal required the <u>implementation of specific reclamation and monitoring procedures</u> in the conduct of uranium milling and disposal activities) (emphasis added).

For example, this distinction can be found in the context of reviewing proposals addressing significant environmental issues where the Staff has concurred that a company may exclude proposals that go beyond the particular policy issue and interfere with a company's ability to make complex judgments by mandating specific procedures, essentially micro-managing a company. The 1998 Release cited *Roosevelt v. E.I. du Pont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), where the Court of Appeals, with Ruth Bader Ginsburg, Circuit Judge, authoring the opinion, affirmed the District Court's decision in favor of the Staffs position granting no-action relief under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)). The Court noted that du Pont had undertaken to eliminate the products in question by year-end 1995, and pledged to do so sooner if "possible." The Court specifically stated, "[i]n these circumstances, we conclude that what is at stake is the 'implementation of a policy,' 'the timing for an agreed-upon action,' *see* Brief of the Securities and Exchange Commission, Amicus Curiae, at 31, and we therefore hold *the target date for the phase out a matter excludable under Rule 14a-8(c)(7)*." 958 F.2d at 428 (D.C. Cir. 1992) (emphasis added). *See also E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where environmental proposal required the implementation of specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities) (emphasis added); *E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (permitting the exclusion of a shareholder proposal based on micro-management that addressed the phase-out of certain chemicals and development of a program on research and marketing substitutes and noting that "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations."); *Pacific Telesis Group* (avail. Feb. 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters); *compare Columbia/HCA Healthcare Corp.* (avail. Mar. 20, 1999) *with Time Warner Inc.* (avail. Feb. 19, 1997). In the same manner, although the Proposal submitted here touches upon a policy matter, it is excludable because it micro-manages Marriott by dictating minute details for implementing a performance-based compensation program.

Notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] [c]ompany's ordinary business operations," the Staff permits the omission of shareholder proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to specific charitable donees. *AT&T Corp* (avail. Feb. 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the [c]ompany's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of charitable organization"). *See also Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a shareholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans."); *Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (permitting exclusion of a shareholder proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes). However, the Staff generally does not grant no-action relief on ordinary business grounds where shareholder proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., General Mills, Inc.* (avail. June 25, 1998); *Aluminum Co. of America* (avail. Dec. 19, 1997) (shareholder proposals requesting that companies refrain from making any charitable contributions).

Likewise, the Staff has held that shareholder proposals generally involving political contributions are not excludable as ordinary business, while proposals requesting additional disclosure on charitable contributions in annual reports on Form 10-K and other periodic reports are excludable under Rule 14a-8(i)(7). *Compare SBC Communications, Inc.* (avail. Feb. 8, 1998) (proposal requesting shareholder approval of any political contribution in excess of $10,000) *with ConAgra Foods, Inc.* (avail. June 10, 1998) (where the Staff noted "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal would if implemented require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."). Similarly, the distinction should be maintained between those shareholder proposals that generally deal with executive compensation (such as those requiring shareholder approval of executive equity compensation plans), which we recognize as falling outside of Rule 14a-8(i)(7)[1], and those that micro-manage the company by advocating specific executive compensation programs (such as the instant Proposal).

The Staff also has drawn the distinction between proposals that micro-manage and those that deal more broadly with the policy issue of stock repurchases. The Staff has refused to permit the exclusion of some proposals that deal generally with stock repurchases. *See, e.g., Ford Motor Co.* (avail. Mar. 29, 2000) (denying no-action relief where a proposal requested that the board obtain shareholder approval prior to implementing any stock repurchases, since it involved "a matter of basic corporate policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation"); *North Fork Bancorporation* (avail. Mar. 12, 1991) (denying no-action relief where a proposal requested that the company consider repurchasing shares when considering the acquisition of another company if the market price of its common shares is below stated book value, because "decisions regarding the repurchase of the Company's common stock under the circumstances outlined in the proposal involve policy matters that are beyond the conduct of the [c]ompany's ordinary business operations"). Despite its recognition that proposals concerning stock repurchases involve significant policy issues, the Staff has permitted the exclusion of a such proposals when they are so particular that they micro-manage a company. *See, e.g., Ford Motor Co.* (avail. Mar. 26, 1999) (concurring in the company's view that a proposal to require that the company not repurchase stock except under particular circumstances was excludable because it would limit the company's ability to decide if and

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[1] *See, e.g., First Energy Corp.* (avail. Feb. 27, 2001) (refusing to grant no-action relief under Rule 14a-8(i)(7) for a general policy-oriented shareholder proposal requesting the establishment of what the proposal described in general terms as a "performance-based senior executive compensation system for the five mostly highly paid members of management").

under what circumstances it should repurchase stock); *Clothestime, Inc.* (avail. Mar. 13, 1991) (permitting exclusion of a "specific program, including the terms and conditions, for the Company to repurchase [common stock]," because "although the repurchase of common stock may involve a matter of policy, questions concerning the terms and conditions of such transactions, such as those presented under this proposal, involve decisions that relate to the ordinary business operations of the [c]ompany"). The Proposal is analogous to stock-repurchase proposals that have been deemed excludable, because it goes beyond advocating performance-based compensation, by providing a very specific type of performance-based compensation.

The Proposal is an example of a shareholder proposal that, although touching upon executive compensation, does not relate to a significant policy issue and instead seeks to impermissibly micro-manage a company by addressing the implementation of specific procedures similar to the proposal in *E.I. du Pont de Nemours* (avail. Feb. 13, 1990). Specifically, the Proposal extends beyond requesting that executive compensation be performance-based to specify that, in order to be performance-based, stock options granted to senior executives must have exercise prices that are "indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." In other words, this Proposal specifies that a *specific* type of compensation (stock options, not for example restricted stock or other long-term incentive compensation) must be linked in a *specific* way (by adjustment of exercise price, not for example by conditioning the grant or vesting of an option on satisfaction of performance criteria) to a *specific* measure (stock price performance relative to an "industry peer group stock performance index", not relative to a broad-based stock index or to another performance measure, such as net income).

This level of specificity reaches far beyond that needed to further a broad policy goal relating to performance-based executive compensation, and instead seeks to micro-manage the Board's responsibility for determining how best to implement performance-based executive compensation arrangements. Each of these design issues can have significant consequences for the executive compensation program's tax treatment, accounting treatment, effectiveness and consistency with Marriott's business performance objectives. For example, the selection of performance criteria can affect whether performance-based compensation qualifies for deductibility under shareholder-approved performance criteria for purposes of Section 162(m) of the Internal Revenue Code. Similarly, linking the exercise price of an option to performance criteria results in variable, mark-to-market accounting charges, whereas other stock option design arrangements may result only in a fixed accounting charge. Likewise, a board could determine it to be more effective and consistent with the company's long-term performance goals to tie stock options to gains in net income or revenue instead of relative stock price performance. Each of these design considerations is not inconsistent with a general policy of having performance-based stock options, yet carry significant implications for a company as to which shareholders as a group may not be in the best position to make an informed judgment.

As such, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Excluding the Proposal on these grounds is consistent with other Staff's no-action positions concurring that shareholder proposals may be excludable, even though they touch upon executive compensation. For example, the Staff has allowed omission of a shareholder proposal that on its face dealt with executive compensation, but where the use of executive compensation was merely a thinly veiled attempt to effectuate some other impermissible policy goal. *See, e.g., Minnesota Mining and Manufacturing* (avail. Mar. 4, 1999) (shareholder proposal to link executive compensation to general compensation was actually for the purpose of increasing the pay of rank-and-file employees); *RJR Nabisco Holdings Corp.* (avail. Feb. 22, 1999) (shareholder proposal that executive compensation committee adopt a policy of requiring disclosure of the company's relationships with compensation consultants or firms was actually a vehicle to micro-manage the hiring, firing and compensation of external consultants). These no-action letters demonstrate that, even where a shareholder proposal deals with executive compensation, it may still be omitted on ordinary business grounds if the Proposal seeks to micro-manage a company in an impermissible manner by linking executive compensation to a measure that does not itself raise significant social policy issues.

The determination that executive compensation is a significant policy issue only negates the first prong of the ordinary business exclusion, namely, that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release. There remains, however, the second prong of the Staff's analysis under Rule 14a-8(i)(7) regarding "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* There is a point at which a shareholder proposal relating to executive compensation, although addressing "significant policy issues," is so particular that it micro-manages a company's executive compensation decisions. Whereas shareholders might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decision choosing among the numerous methods of creating performance-based option programs.

Because this Proposal would micro-manage Marriott's compensation decisions by requiring a specific type of compensation be tied to a specific performance-based measure in a specific way, it may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

II. The Proposal and Supporting Statement Contain Materially False and Misleading Statements. Accordingly, Marriott May Exclude the Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

A. The Proposal Includes A Statement Regarding the Nature of Indexed Stock Options that the Staff Previously Declared Materially False or Misleading.

The Staff previously found an identical sentence to one sentence in the Supporting Statement false or misleading in granting no-action relief in the past and, therefore, Marriott may exclude this sentence pursuant to Rule 14a-8(i)(3). *See Halliburton Co.* (avail. Jan. 31, 2001). The first sentence of the second paragraph of the Supporting Statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of a substantially identical shareholder proposal making an identical assertion. *Id.* (concluding that this "portion of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring only to one type of 'indexed stock options.'") The Staff noted that, if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Halliburton were to omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3). *See also Hewlett-Packard Co.* (avail. Dec. 27, 2002) and *Tyco International, Inc.* (avail. Dec. 16, 2002).

This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading in *Halliburton* and this statement continues to be false and misleading to shareholders.

B. The Supporting Statement Includes Several Unsubstantiated Opinions that are Phrased as Facts, Rendering the Supporting Statement Materially False or Misleading.

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions.[2]

i. The Proponent Improperly States Several Opinions Regarding the Effectiveness of Stock Options as if They Were Facts, With No Accompanying Substantiation, Rendering Them Materially False or Misleading.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

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[2] At most, the statements cited below represent the unsubstantiated and unlabeled opinions of the Proponent and must therefore be identified as such. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. At a minimum, these statements should be revised to label them as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); *Pantepec Int'l., Inc.* (avail. May 18, 1987) (concurring with proponent's view that unsupported generalizations and assertions are misleading).

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity. *See Hewlett-Packard Co.* (avail. Dec. 27, 2002) and *Tyco International, Inc.* (avail. Dec. 16, 2002).

Similar phrases and statements of opinion in the past have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In *Halliburton Co.* (avail. Jan. 30, 2001) the Staff concurred that the following four sentences in the supporting statement of a shareholder proposal on performance-based senior executive compensation were false and misleading because they were proponent's unsubstantiated opinions phrased as facts:

> Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest. . . . The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success.

In addition, the Staff has required proponents to substantiate opinions phrased as fact in a variety of other no-action letters. *See, e.g., Home Depot, Inc.* (avail. Apr. 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion, and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent").

In accordance with the Staff's position regarding unsubstantiated opinions phrased as factual assertions, these three excerpts demonstrate that the Supporting Statement contains false and misleading statements.

ii. The Proponent Improperly Cites Anonymous Support for the Proposal and Negative Public and Shareholder Reactions Without Accompanying Substantiation, Rendering This Statement Materially False or Misleading.

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow Marriott or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims. *See Hewlett-Packard Co.* (avail. Dec. 27, 2002) and *Tyco International, Inc.* (avail. Dec. 16, 2002).

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March

7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). The shareholder proposal in *Boeing* included an assertion that "[m]anagement at the highest level of the company has stepped backward according to the standards of many institutional investors." The Staff found that this statement must be "revised to specifically identify the institutional investors referenced." Similarly, the Proponent's supporting statement lacks any indication as to the identity of the parties it refers to, or any support for its assertion whatsoever, and therefore may be omitted pursuant to Rule 14a-8(i)(3).

C. The Supporting Statement Improperly Characterizes The Proposal In A Manner That Is False And Misleading.

i. The Supporting Statement Implies That The Proposal Would Generally Reward Corporate Performance, While The Proposal Is Much More Specific, In That It Actually Rewards Relative Stock Price Performance.

The Supporting Statement's final paragraph improperly characterizes the Proposal in a false and misleading manner by stating:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term *corporate* performance.

(*emphasis added*). The Proposal suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate performance." Yet the Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." Therefore, this portion of the Supporting Statement is further evidence that both the Proposal and Supporting statement are false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

ii. The Supporting Statements Confusingly Indicates The Proposal Is Limited To Future Plans.

The Proposal addresses restrictions on the terms of options granted to senior executives under plans presently existing or created in the future, whereas the Supporting Statement seems to be focused instead on the establishment of future plans that are linked to peer group indices. For example, the second sentence of the second paragraph of the Supporting Statement reads as follows:

> The resolution requests that the Company's Board ensure that future senior executive stock option *plans* link the option exercise price to an industry performance index associated with a peer group of companies selected by the board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

(*emphasis added*). This sentence is inconsistent with the Proposal, which would require that "all future stock option grants to senior executives" be performance based, and which draws no distinction between options granted under current plans and those granted under future plans. This portion of the Supporting Statement is therefore misleading, as it may mislead shareholders as to the scope of the Proposal, and may be excluded pursuant to Rule 14a-8(i)(3).

D. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

In sum, as discussed in Subsections A., B., C. and D., we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. However, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in Marriott's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Marriott if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Marriott is attempting to finalize its proxy statement.

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We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy Ingalls, Marriott's Senior Counsel and Corporate Secretary, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Dorothy Ingalls, Senior Counsel and Corporate Secretary
Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

EXHIBIT A

SHAREHOLDER PROPOSAL BY
THE UNITED BROTHERHOOD OF CARPENTERS
PENSION FUND

Indexed Options Proposal

Resolved, that the shareholders of Marriott International Inc. ("Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 7, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Marriott may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";
- revise the sentence that begins "The resolution requests that the Company's board . . ." and ends ". . . 5 year stock price performance" to clarify whether the "plans" refer to only future plans or future and existing plans; and
- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor